January 25, 2006


Mail Stop 4561

VIA U.S. MAIL AND FAX (310) 458-2844

Mr. Alex Lightman
President and Chief Executive Officer
Innofone.com, Incorporated
1431 Ocean Avenue, Suite 1100
Santa Monica, CA  90401

      Re:	Innofone.com, Incorporated
      Form 10-KSB for the year ended June 30, 2004
      Filed October 13, 2004
      File No. 000-31949

Dear Mr. Lightman:

      We have reviewed your response letter dated January 24, 2006 and have the following additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please revise your certifications filed as Exhibit 31.1 in your June 30, 2004 and 2005 Forms 10-KSB to reflect the language exactly as set forth in Item 601(b)(31) of Regulation S-B. Please make conforming changes to your Forms 10-QSB for the quarters ended September 30, 2004, December 31, 2004, March 31, 2005 and September
30, 2005. Specifically, the following discrepancies were noted in your certifications:

(a) Reference should be made to Rules "13a-15(e) and 15d-15(e)" of the Exchange Act rather than Rules "13a-14 and 15d-14";

(b) All references to "Amendment No. 1 to Annual Report" and
"Amendment No. 1 to Quarterly Report" should be replaced with "report" with exception to the first paragraph where you identify the report;

(c) Exclude any reference to the certifying officer`s title in the introductory line "I, [identify the certifying individual], certify that:";

(d) Paragraph 1 should identify the registrant as well as the correct report included in the filing. For instance, the certification included in your June 30, 2004 Form 10-KSB refers to "Amendment
No.
1" rather than "Amendment No. 2";

(e) The following language should be inserted in paragraph 4(d), "(the registrant`s fourth fiscal quarter in the case of an annual report)";

(f) Reference to "summarize and report financial data" in paragraph
5(a) should be replaced with "summarize and report financial information".

2. We note that you did not file full amendments to your Forms 10-QSB for the quarters ended September 30, 2004, December 31, 2004,
March
31, 2005 and September 30, 2005. Please amend all reports, in their entirety, in response to comment 1.

3. Please revise your financial statements included in your Form
10-
KSB/A for the years ended June 30, 2005 and 2004 to disclose, in a footnote to the financial statements, the restatement adjustment.
In
addition, please have your auditor update their Independent
Auditors
Report in accordance with AU Section 530.


*  *  *  *

      You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3780, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.

								Sincerely,



      Linda van Doorn
      Senior Assistant Chief Accountant

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Mr. Alex Lightman
Innofone.com, Incorporated
January 25, 2006
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